05/05/2017

Ms. Mara L. Ransom
Assistant Director
Office of Consumer Products
U.S. Securities and Exchange Commission
Washington, D.C, 20549

CC: Atty. Scott Anderegg; Atty. Jacqueline Kaufman

Dear Ms. Ransom:

Here is our response to your April 11, 2017 comments letter to Atlan Media, Inc. (“AMI” or the “Company”), concerning our Form 8-K filed February 14, 2017.

 Definitive Information Statement Comment –

1.

We note you disclosed in your Form 8-K that you changed your name and you executed a reverse stock split. We also note that you are a reporting company subject to Section 12(g) of the Securities Exchange Act of 1934. As such, please tell us whether security holders were advised of the name change and the reverse stock split by virtue of being mailed a definitive information statement and, if so, why you have not yet filed the information statement in definitive form. Please see Rule 14c-5(b) of Regulation 14C, which requires that you file a copy of the definitive information statement, in the form in which it is furnished to security holders, with the Commission no later than the date the information statement is first sent or given to security holders.

On January 11, 2017, the Company had a Special Meeting of the Shareholders. At that time, we had only these security holders with the following respective ownership percentages: Red Alert Media Matrix, Inc., Timothy A. Holly, CEO – 78.5%; Red Alert Group, Inc. , Timothy A. Holly, CEO – 2.1%; Will Atlan via Irrevocable Proxy to Timothy A. Holly – 11.8%; Chris MacDonald via Irrevocable Proxy to Timothy A. Holly – 3.8%; and Robert Jordan via Irrevocable Proxy to Timothy A. Holly – 3.8% .

[In December 2016, Messrs. Atlan, MacDonald, and Jordan sold their respective shares back to the Company. While AMI, awaited the replacement and delivery of their lost physical share certificates, each seller issued his Irrevocable Proxy for a period of one year to Timothy A. Holly.]

1075 Peachtree St, N.E., Suite 3650, Atlanta, GA 30309 * Tel: 404-965-3645 Fax: 855-843-8272

The Company was, then, a Nevada Corporation. Under Nevada law, Red Alert Media Matrix, Inc., owning 78.5% of the outstanding shares, had sufficient authority to take action for the benefit of the shareholders without a vote of the shareholders. In fact, however, ALL shareholders eligible to vote on the corporate actions at that time (i.e., effectively and nominally, Timothy A. Holly) had adequate notice and all information about the Company, as well as its business plans and intended direction. In this unique situation we assumed it would not be necessary to file a definitive information statement pursuant to Regulation 14C. Nevertheless, a Waiver of Notice of Special Meeting of Shareholders and Shareholders Resolutions was executed January 11, 2017.

At the Special Meeting of the Shareholders, following was approved:

A. The Company’s authorized (500,000,000) and outstanding (466,273,425) shares of Common Stock were made subject to a reverse stock split at a ratio of 1-for-5, effective February 1, 2017, resulting in authorized shares of 100,000,000 and outstanding shares of 93,254,685.

B. The name and headquarters of AMI, which was initially named after its founder and located in Australia, was changed (in homage to our international media advisor, the late Robert J. Wussler, the founder of CNN, and to our international business advisor, the late Nicholas J. Coolidge, the founder of Jefferson Worldwide Group) to Wussler Worldwide Media Company, with our headquarters at 1075 Peachtree, Street, N.E., Suite 3650, Atlanta, Georgia 30309.

Corporate Existence Comment –

2.

We note that according to the website of the Secretary of State of Nevada, your company, now known as Wussler Worldwide Media Company, has been dissolved. Please provide us with an update of the state of your corporate existence.

Further, to position the Company for its projected growth and platforms, Wussler Worldwide Media Company was relocated from the State of Nevada to the State of Delaware, and on February 22, 2017, it became a Delaware corporation, with Incorp Services, Inc., as our Registered Agent at 919 N. Market Street, Suite 425, Wilmington, Delaware 19801.

All the Best,

Timothy A. Holly
Chief Executive Officer

Attachments